UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      February 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,798,304*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,798,304*
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,798,304*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 910900208

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,333*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,313,333*
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,313,333*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON EP

CUSIP No. 910900208

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HILLTOP HOLDING COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,484,971
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,484,971
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,484,971
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 910900208

* Excludes (a) 200,000 shares of Common Stock issuable upon the conversion of three (3) shares of Series A Convertible Preferred Stock held by Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh”), (b) 200,000 shares of Common Stock issuable upon the exercise of warrants held by Sherleigh, and (c) 5,632,667 shares of Common Stock issuable upon the exercise of warrant held by Jack Silver.

CUSIP No. 910900208

Item 1.                      Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2.                      Identity and Background.

(a) This Statement is being filed by Jack Silver, Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh”) and Hilltop Holding Company, L.P. (“Hilltop”, and together with Mr. Silver, the “Reporting Persons”).   Sherleigh is a trust of which Mr. Silver is the trustee.  Hilltop is a limited partnership of which Mr. Silver is the managing partner.

(b) The address of the Reporting Persons is 80 Columbus Circle PH76A, New York, New York 10023.

(c) Mr. Silver is the president of SIAR Corp., an independent investment fund whose address is 888 7th Avenue, New York, New York 10019.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) parties to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of March 18, 2005 (the “Purchase Agreement”), among the Issuer, Sherleigh and Joseph J. Grano, Jr., in March 2005, Sherleigh purchased from the Issuer 533,333 shares of Common Stock and Series A Warrants to acquire 266,667 shares of Common Stock for a purchase price of $426,664.  Thereafter, during the period of August 2005 through January 2006, Sherleigh acquired, pursuant to the Purchase Agreement, 800,000 additional shares of Common Stock and additional Series A Warrants to acquire 400,000 shares of Common Stock for an aggregate purchase price of $639,667.  Then in March 2006, pursuant to the Purchase Agreement, as amended, Sherleigh acquired 3 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”), Series B Warrants to acquire 12,000 shares of Common Stock and Series C Warrants to acquire 5,004,000 shares of Common Stock for a purchase price of $24,000.

In March 2009, Sherleigh provided the Issuer with a short term loan in the amount of $50,000 and received warrants to purchase up to 200,000 shares of Common Stock.

From May 2009 through February 2010, Hilltop purchased from the Issuer convertible notes (the “Covertible Notes”) in the aggregate principal amount of $151,016.67.  In connection, with the purchase of the Convertible Notes and as consideration for various extension of the maturity dates thereof, Hilltop was issued various warrants to purchase in the aggregate 4,484,971 shares of Common Stock.

CUSIP No. 910900208

The sources of funds used for each of the above described purchases by Sherleigh and Hilltop were their respective working capital.  None of the funds used in connection with such purchases were borrowed by Sherleigh or Hilltop.

Item 4.                      Purpose of Transaction.

The Reporting Persons consider the Common Stock, the warrants, the Convertible Notes and the Preferred Stock that they beneficially own investments made in their ordinary course of business.  As described below under Item 6, upon the occurrence of certain Triggering Events, Sherleigh as the holder of all of the outstanding shares of the Preferred Stock is entitled to designate and elect up to a majority of the members of the Issuer’s board of directors.  On January 18, 2008, Sherleigh exercised its right to designate a majority of the board under the terms of the Preferred Stock.  As a result, Mr. Silver, Adam Hershey (who is an employee of SIAR Capital, LLC) and Peter Rappaport (who is a former employee of SIAR Capital, LLC) were elected to the board of directors of the Issuer. In addition, Mr. Silver was appointed as Chairman of the board

The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)  As of February 16, 2010, the Reporting Persons beneficially own 6,798,304 shares of Common Stock, representing 18.9% of the outstanding shares of Common Stock (based upon 31,504,449 shares of Common Stock outstanding as of February 16, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2009).  Such shares of Common Stock beneficially owned by the Reporting Person include (i) 2,313,333 shares of Common Stock held by Sherleigh; and (ii) 4,484,971 shares of Common Stock issuable upon exercise of warrants held by Hilltop; but excludes (i) 200,000 shares of Common Stock issuable upon conversion of 3 shares of Preferred Stock held by Sherleigh; (ii) 200,000 shares of Common Stock issuable upon exercise of warrants held by Sherleigh; (iii) 5,632,667 shares of Common Stock issuable upon exercise of warrants held by Mr. Silver, which Preferred Stock and warrants provide that they may not be converted or exercised to the extent following the exercise or conversion thereof, the Reporting Persons would be deemed to beneficially own more than 9.99% of the total number of issued and outstanding Common Stock of the Issuer.

(b)  The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

CUSIP No. 910900208

(c)  No transactions in the Common Stock were effected by the Reporting Persons in the last 60 days, other than the acquisition by Hilltop of warrants to purchase 1,802,954 shares of Common Stock as described in Item 6 below.

(d) and (e) Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Securities Purchase Agreement

As described above, pursuant to the Purchase Agreement , as amended by the First Amendment to Securities Purchase Agreement, dated as of January 26, 2006 and by the Second Amendment to Securities Purchase Agreement, dated as of March 9, 2006, Sherleigh purchased from the Issuer (a) 1,333,333 shares of Common Stock; (b) Series A Warrants to acquire 666,667 shares of Common Stock; (c) Series B Warrants to acquire 12,000 shares of Common Stock; (c) Series C Warrants to acquire 5,004,000 shares of Common Stock; and (d) 3 shares of Preferred Stock.

In addition, pursuant to the Purchase Agreement, as amended, and the Preferred Stock, upon the occurrence of a “Triggering Event” and during the “Period of Triggering Event”, the holders of the majority of the outstanding Preferred Stock have the right to designate up to a majority of the members of the Issuer’s board of directors.  “Triggering Event” is defined as (i) failure of the Issuer to have gross revenues of at least $5 million for the six month period ending September 30, 2006 or (ii) material breach by the Issuer of any of its representations, warranties, agreements or covenants contained in the Purchase Agreement and certain other agreements and instruments entered into in connection therewith. The Issuer failed to have gross revenues of at least $5 million for the six months ended September 30, 2006, and thus a Triggering Event occurred. “Period of the Triggering Event” is defined as date commencing upon the occurrence of a Triggering Event and ending on the date the purchasers under the Purchase Agreement no longer hold in the aggregate at least 1,500,000 shares of Common Stock issued pursuant to the Purchase Agreement and issuable upon the exercise of any warrants issued pursuant to the Purchase Agreement or upon conversion of the Preferred Stock.

Series A, Series B and Series C Warrants

Each of the Series A, Series B and Series C Warrants originally provided that they may be exercised at any time prior to the five year anniversary date of the issuance of such warrants, for an exercise price of $1.00 per share.  The warrants also provide for cashless exercise at the option of the holder and anti-dilution protection in the event the Issuer is deemed to have issued shares of Common Stock for a price less than the exercise price.

In June 2008, the Issuer and Sherleigh agreed to extend the exercise period of the Series A, Series B and Series C Warrants to June 30, 2013.  In February 2009, pursuant to the terms of the anti-dilution provisions contained in Series A, Series B and Series C Warrants, the exercise price of such warrants was reduced to $.12; however, pursuant to an Anti-Dilution Waiver Agreement, dated February 13, 2009, Sherleigh agreed to waive portions of the anti-dilution provisions which would have increased the number of shares of Common Stock underlying such warrants.

CUSIP No. 910900208

Then, in October 2009, pursuant to the terms of the anti-dilution provisions contained in Series A, Series B and Series C Warrants, the exercise of such warrants was reduced further to $.09; however, pursuant to an Anti-Dilution Waiver Agreement, dated October 31, 2009, Sherleigh agreed to waive portions of the anti-dilution provisions which would have increased the number of shares of Common Stock underlying such warrants.

 Series A Convertible Preferred Stock

Each share of Preferred Stock earns dividends at the rate of 6% per annum of the Stated Value of $8,000.  Such dividends are payable from legally available funds on June 30th and December 30 of each year, or at the option of the holder, in shares of Common Stock at the then current conversion price.

Each share of Preferred Stock was originally convertible at a conversion price of $1.00 per share into 8,000 shares of Common Stock at the option of the holder.  Such conversion rate is subject to anti-dilution protections in the event the Issuer is deemed to have issued shares of Common Stock at a price less than the conversion price.  In February 2009, pursuant to the terms of such anti-dilution provision, the conversion price of the Preferred Stock was reduced to $.12 and each share of Preferred Stock became convertible into 66,667 shares of Common Stock.  In October 2009, pursuant to the October 2009 Anti-Dilution Waiver Agreement, Sherleigh agreed to waive the anti-dilution provisions which would have resulted in the conversion price to be reduced to $.09 per share.

The holders of the Preferred Stock have no voting rights except as required by law and except the right to designate and elect a majority of the Issuer’s board of directors upon the occurrence of a Triggering Event, as described in Item 4 above.

In the event of a liquidation, dissolution or winding up of the Issuer’s business, the holders of the Preferred Stock have a liquidation preference equal to $8,000 per share of Preferred Stock plus all accrued but unpaid dividends thereon.

Registration Rights Agreement

In connection with the Purchase Agreement the Issuer, Sherleigh and the Mr. Grano entered into a Registration Rights Agreement, dated as of March 18, 2005 (the “2005 Registration Rights Agreement”).  Pursuant to the 2005 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock underlying the Series A Warrants, the Series B Warrants and the Preferred Stock.

In connection with the Second Amendment to Securities Purchase Agreement, the Issuer and Sherleigh entered into a Registration Rights Agreement, dated as of March 9, 2006 (the “2006 Registration Rights Agreement”).  Pursuant to the 2006 Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock underlying the Series C Warrants.

CUSIP No. 910900208

Director Warrants

On February 13, 2009, Mr. Silver and each of the other directors of the Issuer were granted warrants (the “Director Warrants”) to acquire 150,000 shares of Common Stock at an exercise price of $.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

Promissory Notes and Related Warrants

In March 2009, Sherleigh purchased from the Issuer a note (the “March Note”) in the principal amount of $50,000 and warrants to purchase 200,000 shares of Common Stock at an exercise price of $.125 per share.

In May 2009, the March Note was repaid in full, and Hilltop purchased from the Issuer a 12% Secured Convertible Note (the “May Note”) in the stated principal amount of $101,016.57 and warrants to acquire 400,000 shares of Common Stock.  The May Note is convertible at $.12 per share, is secured by substantially all of the assets of the Issuer and had an original maturity date of July 2009.  The warrants issued in connection with the May Note have an exercise price of $.12 per share.  Thereafter, in July 2009, the maturity date of the May Note was extended for a period of one month and in consideration for such extension, Hilltop received warrants to purchase 204,054 shares of Common Stock at an exercise price of $.12 per share.

In August 2009, Hilltop made a further loan in the amount of $50,000 to the Issuer, and pursuant to an Agreement (the “October Agreement”), dated October 31, 2009, Hilltop received a 12% Secured Convertible Note (the “August Note”) in the stated principal amount of $50,000.  The August Note is convertible at $.09 per share, is secured by substantially all of the assets of the Issuer and had an original maturity date of January 2010.  Hilltop also agreed to further extend the maturity date of the May Note to January 2010, and the conversion price of the May Note was reduced to $.09 per share.  In connection with the August Note and the extension of the maturity date of the May Note, Hilltop received warrants to purchase 400,000 shares of Common Stock at an exercise price of $.09 per share.

In February 2010, pursuant to an Agreement (the “January Agreement”), dated as of January 29, 2010, Hilltop agreed to extend the maturity date of the May Note and the August Note for a period of one year.  In consideration for the extension of the maturity date, Hilltop received warrants to purchase 1,802,954 shares of Common Stock at an exercise price of $.222 per share.

Each of the warrants issued in connection with the March Note, the May Note and the August Note provide for cashless exercise at the option of the holder and are exercisable for a period of five years from the date of issuance.

CUSIP No. 910900208

Consulting Agreement

In September 2008, the Issuer entered into a Consulting Agreement with SIAR Capital, LLC (“SIAR”) pursuant to which the Issuer retained SIAR to provide management consulting services for a period of five (5) years. As compensation for the consulting services, the Issuer is required to pay an amount equal to two percent of the annual increase in the market capitalization of the Issuer during each twelve month period of the consulting term, as determined by the average closing price for the thirty trading days preceding the end of each such twelve month period as compared to the higher of (i) the average closing price for the thirty trading days preceding the end of the prior twelve month period (the “Base Year”) and (ii) the highest average closing price for the thirty trading days preceding the end of any prior Base Year, except that the market capitalization at the commencement of the consulting term shall be based on a price of $.50 per share.

The foregoing summaries of the agreements and instruments are qualified in their entirety by reference to the copies of such agreements and instruments which are incorporated by this reference.

CUSIP No. 910900208

Item 7.                      Materials to be Filed as Exhibits.

Exhibit No.	Description
1.
Securities Purchase Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Joseph Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

2.
First Amendment to Security Purchase Agreement, dated January 26, 2006, among the Issuer, Sherleigh and Joseph. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed January 27, 2006)

3.
Second Amendment to Security Purchase Agreement, dated March 9, 2006, among the Issuer, Sherleigh and Joseph Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8 filed March 9, 2006)

4.	Form of the Series A Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
5.	Form of the Series B Warrant (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
6.	Form of the Series C Warrant (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
7.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
8.
Registration Rights Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Joseph Grano (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

9.	Registration Rights Agreement, dated March 9, 2006, between the Issuer and Sherleigh (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
10.	Consulting Agreement, by and between the Issuer and SIAR (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed September 26, 2008)
11.	Form of Director Warrants (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)
12.
Anti-Dilution Waiver Agreement, dated February 13, 2009, by and between the Issuer and Sherleigh (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)

13.
Security Agreement, dated May 13, 2009, among the Issuer, Ronald Wilen, Hilltop and Martin Rappaport (incorporated by reference to Exhibit 14 of the Reporting Person’s Schedule 13D filed on November 3, 2009)

14.
Agreement, dated October 31, 2009, among the Issuer, Ronald Wilen, Hilltop and Martin Rappaport (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)

CUSIP No. 910900208

15.
Anti-Dilution Waiver Agreement, dated October 31, 2009, among the Issuer, Sherleigh, Jack Silver, Joseph Grano and Connie Kristen (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)

16.	Form of the Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)
17.	Form of the Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed November 3, 2009)
18.
Agreement, dated January 29, 2009, among the Issuer, Ronald Wilen, Hilltop and Martin Rappaport (incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on form 10-Q for the quarter ended December 31, 2009 and filed on February 16, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

/s/ Jack Silver
Jack Silver

SHERLEIGH ASSOCIATES INC.
PROFIT SHARING PLAN

	By:	/s/ Jack Silver
Name: Jack Silver
Title: Trustee

HILLTOP HOLDING COMPANY, L.P.

	By:	/s/ Jack Silver
Name: Jack Silver
Title: Managing Partner